Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

October 6, 2009

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alliance One International, Inc.

Form 10-K for the fiscal year ended March 31, 2009

Filed June 8, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed August 4, 2009

File No. 001-13684

Dear Ms. Cvrkel:

By this letter, Alliance One International, Inc. (the “Company”) responds to the comments of the Staff of the Commission contained in your letter dated September 23, 2009 with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2009 and its Quarterly Report on Form 10-Q for the period ended June 30, 2009 (the “June 30, 2009 Form 10-Q”). The Company’s responses to the Staff’s comments are set forth below under “Company Response” and correspond to the numbered comments in the Staff’s letter, which are reproduced in bold below. A copy of this letter is also being submitted in electronic form as a “corresp” submission.

Staff Comment:

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Comparison of the Year Ended March 31, 2008 to the Year Ended March 31, 2007, page 25

Gross Profit as percentage of sales …page 25

South America Region, page 25

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

1.	Please further explain the last sentence that states, “These costs increases in 2008 were partially offset by an $8.6 million inventory valuation adjustment in 2007 as a result of poor quality crops.” Your response should include why a writedown of inventory offset the cost increase in your cost of sales and why the writedown in 2007 affected 2008 costs.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our disclosure comparing gross profit as a percentage of sales in the South America region of the year ended March 31, 2008 to the year ended March 31, 2007. In 2007, an $8.6 million lower of cost or market adjustment was recorded. In 2008, no adjustment was needed. Therefore, the decline in gross profit in 2008 compared to 2007 of $38.8 million, as reported, represents a $47.4 million decline in gross profit offset by a non-recurring $8.6 million decrease in lower of cost or market adjustments.

Staff Comment:

Financial Statements, page 39

Consolidated Balance Sheet, page 40

2.	Please separately present goodwill and other tangible assets on the face of your consolidated balance sheets in accordance with paragraphs 42 and 43 of SFAS No. 142.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to the presentation of our goodwill and intangible assets on the face of our consolidated balance sheets, and our interpretation of the accounting and reporting guidance applicable to this area. We acknowledge the financial statement presentation requirements of paragraphs 42 and 43 of SFAS No. 142 (ASC 350-30-45-1 & ASC 350-20-45-1), which requires separate presentation of intangible assets and goodwill, respectively. However, we do not consider the balance of goodwill, as disclosed in Note E, of $2.8 million, to be material to users of our financial statements to separately present on the face of the consolidated balance sheet. We also acknowledge the guidance in Rule 5-02 of Regulation S-X (ASC 310-10-S99-1) on balance sheet disclosure of intangible assets. Specifically, each class of our intangible assets (i.e. goodwill and amortizable intangible assets) is not in

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

excess of five percent of our total assets. The percentages of our total intangible assets to our total assets were 2.8% and 2.4% at March 31, 2009 and June 30, 2009, respectively. Based on the guidance in SFAS No. 142 and Rule 5-02 of Regulation S-X, we believe we appropriately presented our intangible assets in our consolidated balance sheets and footnotes to the financial statements.

Staff Comment:

Notes to Consolidated Financial Statements, page 44

Note B – Advances on Purchases of Tobacco, page 53

3.	We refer to the first paragraph in which you state, “Estimated bad debt expense on current year advances are capitalized into inventory.” Please tell us why you believe it is appropriate to capitalize bad debt expense as inventory rather than record such expense in your income statements. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to the capitalization of our estimated bad debt expense on current year advances into inventory, and our interpretation of the accounting and reporting guidance applicable to this area. We further acknowledge Statement 3 of Chapter 4 of ARB No. 43 (ASC 330-10-30), which indicates “the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.” Our advances on purchases of tobacco, net (“advances”) presented on our consolidated balance sheets consist of seed, fertilizer and other supplies provided to farmers at the beginning of the growing season. These advances are closely and directly related to the acquisition of inventory and we distribute advances for no other reasons than to guarantee an adequate supply of unprocessed tobacco inventory from the farmers. These advances are settled upon farmers delivering unprocessed tobacco to us. This is a substantively different activity than cash collection of receivables recorded from finished good sales. We use the term bad debt expense, generically, to describe both our provision for the costs in which farmers fail to bring enough inventory to cover their advances, as well as our provision for uncollectible accounts receivable from customers that have purchased our finished goods. Estimated bad debt expense on accounts receivable resulting

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

from sales is recorded as an expense when conditions are identified that indicate it is probable that the Company will not be able to collect all amounts due according to the terms of the receivable. Estimated bad debt expense on our advances for the current growing season is capitalized as a cost of inventory which is necessary to reflect the total cost of acquiring our unprocessed tobacco inventory during a growing season with that season’s total production. The total cost of acquiring and processing the inventory is carried at the lower of cost or market. This is required to appropriately determine net income through the process of matching appropriate costs against revenues in accordance with paragraph 4 of Chapter 4 of ARB No. 43 (ASC 330-10-10). We also reference the guidance in paragraph 15 of Chapter 4 of ARB No. 43 (ASC 330-10-30-15) on consistency and disclosure of such inventory pricing methodologies in our financial statements. Based on the guidance in ARB No. 43 we believe we appropriately capitalized the estimated bad debt expense on current year advances into inventory and adequately disclosed our accounting policy in our financial statements. In future filings, we will use the term ‘provision for unrecoverable advances of inventory purchases’ instead of ‘estimated bad debt expense on current year advances’ to clarify the nature of the costs.

Staff Comment:

Note H – Long Term Debt, page 61

Senior Secured Credit Facility, page 61

4.	We note that you entered into several amendments related to the Credit Agreement during fiscal 2009 which provided for additional amounts of principal and changes in financial covenants, among other changes. For each amendment, please tell us how you considered the guidance in EITF Issue 98-14 and tell us in clear and concise detail your accounting treatment for each of the amendments within your financial statements.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our consideration of EITF 98-14 (ASC 470-50-40) in the accounting for our amendments to the Credit Agreement. The fourth amendment to the Credit Agreement modified certain financial covenants and definitions. There were no changes to the commitment amount under the Credit Agreement, creditors to the Credit Agreement, or terms of the Credit Agreement; therefore there was a consistent borrowing capacity between the existing and amended Credit

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

Agreement. Additional fees and third-party costs of $0.8 million were incurred to obtain this amendment. In accordance with paragraph 4a of EITF 98-14, since there was no change in the borrowing capacity under the Credit Agreement, the additional fees and third-party costs were deferred and amortized over the remaining term of the Credit Agreement along with the unamortized deferred costs related to the Credit Facility already on the balance sheet.

The fifth amendment to the Credit Agreement increased the commitment amount by $55.0 million from $250.0 million to $305.0 million. The amendment also modified certain financial covenants and definitions and provided for a waiver related to the Congo subsidiary for potential Events of Default. There was no change to the term of the Credit Agreement. Additional fees and third-party costs of $5.3 million were incurred to obtain this amendment. In accordance with paragraph 4a of EITF 98-14, since the borrowing capacity under the Credit Agreement increased by $88.0 million ($55.0 million x 1.6 years remaining), the additional fees and third-party costs were deferred and amortized over the remaining term of the Credit Agreement along with the unamortized deferred costs related to the Credit Agreement already on the balance sheet. We will explicitly state our compliance with EITF 98-14 in future filings with the Commission.

Staff Comment:

5.	We note that in February 2009, as part of the Fifth Amendment to the Credit Agreement, the lender provided a waiver related to potential events of default for the Congo entity. Please tell us if a covenant violation existed at March 31, 2009, the amount of debt outstanding for the Congo entity related to the Credit Agreement, and where such amounts were classified in the company’s balance sheet at March 31, 2009. To the extent a covenant violation existed or would have existed at the balance sheet date absent the waiver, please indicate the period for which the lender has provided the company with a waiver of the covenant violation and indicate the next date or period in which the company must comply with similar covenant requirement. Also, please indicate the likelihood the company will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we advise the Staff that there were no covenant violations in existence at March 31,

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

2009. We proactively obtained a permanent waiver as part of the fifth amendment to the Credit Agreement to eliminate potential events of default related to various strategic options under consideration for the Congo entity. There were no covenant violations had we not obtained a waiver. Furthermore, there was no debt outstanding for the Congo entity related to the Credit Agreement. All amounts outstanding under the Credit Agreement were classified as ‘Long-term debt’ at March 31, 2009.

Staff Comment:

6.	Further, we note subsequent to year-end you replaced your Amended and Restated Credit Agreement dated March 30, 2007 with a new Credit Facility. In this regard, please tell us how you considered the guidance outlined in EITF 98-14 in determining the appropriate accounting treatment of any unamortized deferred costs, fees paid to the credit or third party costs incurred.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to the accounting treatment of our unamortized deferred costs relating to our Amended and Restated Credit Agreement dated March 30, 2007, which was replaced with a new Credit Facility on July 2, 2009. We further acknowledge the accounting guidance in paragraph 6 of EITF 98-14 (ASC 470-50-40). As the Amended and Restated Credit Agreement was replaced on July 2, 2009, we will consider the accounting guidance in EITF 98-14 in our financial information to be filed for the second quarter ended September 30, 2009. We reference paragraph 6 of EITF 98-14, which clarifies that the scope of the EITF should be limited to modifications to or exchanges of line-of-credit or revolving-debt arrangements in which the same parties were involved in the original line-of-credit or revolving-debt arrangement. Therefore, and as the parties to the credit arrangement are not the same parties that were involved in the original credit arrangement, we believe it will be appropriate to write off to our income statement all unamortized deferred costs relating to the old agreement when it is replaced, which will be reported in our Form 10-Q for the period ended September 30, 2009. We note for the Staff that Note 18 (Subsequent Event) to the Notes to Condensed Consolidated Financial Statements included in the June 30, 2009 Form 10-Q includes a discussion and quantification of the deferred financing costs to be accelerated as a result of the replacement of the Amended and Restated Credit Agreement.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

Staff Comment:

Senior Notes and Senior Subordinated Notes, page 63

7.	Reference is made to your Senior Notes and Senior Subordinated Notes. Please note that Rule 3-10 of Regulation S-X states that every issuer of a registered security that is guaranteed and every guarantor of a registered security must file financial statements required for a registrant unless certain exceptions apply in which case either narrative disclosure about the guarantee or condensed consolidated financial statements are provided in a note to the parents financial statements. In this regard, it does not appear that you have complied with the requirements of Rule 3-10 of Regulation S-X in your filing. Please advise or revise your financial statements accordingly. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our consideration of Rule 3-10 of Regulation S-X (ASC 470-10-S99) with respect to our Senior Notes and Senior Subordinated Notes. The indentures governing our Senior Notes and Senior Subordinated Notes require such notes to be guaranteed by any Material Domestic Subsidiary (a U.S. subsidiary that is a “significant subsidiary” as defined by Rule 1-02 of Regulation S-X, substituting 5% for references to 10% in such definition) of which there are none and have been none during all relevant periods. The inclusion of such terminology in our indentures was intended to require any Material Domestic Subsidiaries to become guarantors, in the event we had a Material Domestic Subsidiary in a future period. Therefore, there are no guarantors of our Senior Notes or Senior Subordinated Notes and we will disclose this fact in the notes to the financial statements in future filings with the Commission.

Staff Comment:

Note P – Contingencies and Other Information, page 82

Non-Income Tax, Page 82

8.	We note from the third paragraph that the assessment from the Brazilian state of Parana represents intrastate trade tax credit amounts that were offset against intrastate trade tax receivables. Please tell us why it appears beneficial tax credits were offset against tax receivables. Your response should fully explain how you accounted for these tax credits prior to the assessment from Parana and why management believed such treatment was appropriate.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings with the Commission, our Non-Income Tax Contingencies and Other Information discussion of the Brazilian state of Parana tax credits will be revised to state the intrastate trade tax credit amounts were offset against intrastate trade tax payables as allowed under Brazilian law. We also refer to our response to the Staff’s comment number 9 below for a detailed explanation of our accounting for these tax credits prior to the assessment from Parana and why we believe such treatment was appropriate.

Staff Comment:

9.	In a related matter, we further note that as a result of the assessment by Parana that the company now classifies new expenditures for intrastate trade taxes as a cost of inventory procurement. Please clarify for us if you continue to recognize intrastate trade tax credits or no longer record trade tax credits as a result of the assessment and tell us if this change in your policy represents a change in accounting principle or has resulted in a correction of an error in accordance with SFAS 154.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our consideration and accounting treatment of expenditures for intrastate trade taxes on tobacco acquisition related to the Brazilian state of Parana.

In Brazil, when goods are transferred from one state to another, an intrastate trade tax is incurred. The tax is due when the goods are transferred across state lines. An intrastate trade tax credit is generated if the goods are exported out of Brazil. These tax credits can be used to offset intrastate trade tax payables in the state from which the goods are exported. Intrastate trade tax that is expected to be recovered from a tax credit is recorded as an asset. Tobacco we purchased in Parana incurred the intrastate trade tax when it was transferred to another state for processing. The subsidiary in the state in which the tobacco was processed received the credit when it exported the tobacco. In order to prevent the accumulation of credits in one state and payments in another, the Company instituted what is commonly called a “tolling arrangement”. Tolling is a process where the goods are legally returned to the subsidiary in the state generating the

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

intrastate tax payment prior to export. This allows the payments to be offset with the credits in the same jurisdiction. This practice of tolling is supported by legal counsel interpretation and is commonly used by other entities and industries in Brazil that process goods for export which require raw material inputs from states without processing factories. While this practice is accepted by another state in which the Company operates, the Brazilian state of Parana challenged the tolling by issuing us a tax assessment. After receiving this assessment, we recorded an impairment charge on the existing receivables. As intrastate trade taxes on tobacco acquisition in Parana are no longer expected to be recovered through an export tax credit, it represents an additional cost of acquiring the unprocessed tobacco. As such, we have accounted for the tax as a cost of inventory in accordance with Statement 3 of Chapter 4 of ARB No. 43 (ASC 330-10-30), which indicates “the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.” These expenditures for intrastate trade taxes on tobacco acquisition are closely and directly related to the acquisition of inventory and were incurred for no other reasons. We have referred to paragraphs 19 and 20 of SFAS No. 154 (ASC 250-10-45-17 & ASC 250-10-45-18) and believe the assessment by the government in the Brazilian State of Parana resulted in new facts and circumstances, and should not be considered a correction of an error. As such, the Company accounts for this change prospectively and is no longer recognizing tax credits related to the state of Parana subsequent to the tax assessment, but continues to recognize them for the other state.

Staff Comment:

Note O – Sale of Receivables, page 84

10.	We note that the company’s wholly owned subsidiary, Alliance One International A.G. has an agreement with a third party limited liability company to sell receivables. We further note that the agreement is funded through loans to the LLC. Based on your disclosures, the company’s involvement with the sold receivables is unclear. Please clearly explain if the loans used to finance the securitization agreement are provided by the company or if the LLC obtains such financing independently.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our agreement

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

with a third party limited liability company to sell receivables, and more specifically, the manner in which the LLC is funded through loans. The LLC receives its funding from an unrelated third party. We do not provide any funding to the LLC. We undertake to provide disclosure in future filings to clarify that we do not provide funding to the LLC.

Staff Comment:

Schedule II – Valuation and Qualifying Accounts, page 99

11.	Reference is made to footnote (B). Please explain to us in greater detail the nature, facts and circumstances surrounding the reclassification of beginning balance of $5,157,484 from discontinued operations to continuing operations, which represented an addition to allowance for doubtful accounts for the year ended March 31, 2009 and tell us why management believes such treatment is appropriate.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to the nature, facts and circumstance surrounding our reclassification of the beginning balance of $5,157,484 from discontinued operations to continuing operations. As of September 30, 2007 (Q2FY08), we considered the disposition of our Italian operations substantially complete. The dormant Italian entity held various fully-reserved receivables. At this time, these accounts were transferred to management of a continuing operation to pursue resolution and attempt any possible recovery. The Company does not, however, consider this management to be representative of a continuing involvement in the discontinued operation, as defined under paragraph 42 of SFAS No. 144 (ASC 205-20-45). As part of the management transference process, both the assets and reserve, in the same amount, were reclassed back to continuing operations. We determined the reserve was still needed at the time of the reclassification to continuing operations. As a result, the allowance for doubtful accounts on those residual accounts receivable was reported in Schedule II – Valuation and Qualifying Accounts under the column Additions – Charged to Other Accounts and footnoted to reflect the reserve related to the assets which had not been transferred as part of the disposition. We have not recovered any amounts related to these assets, and in Q2FY10, we will cease any collection effort and write-off the receivables against the reserve.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

Staff Comment:

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009

Condensed Consolidated Statements of Cash Flows, page 6

12.	We refer to the line item “Foreign currency derivatives” under investing activities. Please tell us the nature of these derivatives and why the company believes that foreign currency derivatives used in the operations of the business to hedge foreign currency risk are properly classified as cash flows related to investment activities. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our classification of “Foreign currency derivatives” as an investing activity in our statement of consolidated cash flows, and our interpretation of the accounting and reporting guidance applicable to this area.

Generally, we enter into all foreign currency derivatives as a means of economically hedging the foreign currency risk inherent in costs denominated in foreign currencies. Therefore, the related cash flows are classified as operating activities, which we believe is appropriate given the derivatives are a central part of our ongoing activities. However, on certain occasions, we may enter into a derivative contract where an initial cash outflow is required in connection with an in-the-money option.

When derivative contracts involve a cash inflow or outflow at inception, additional consideration is necessary to determine the appropriate cash flow classification. We refer to SFAS No. 133 (ASC 815), which provides guidance on the presentation of cash flows from derivatives through amendments to SFAS No. 95 (ASC 230-10-45). We further reference the guidance in footnote 4 to SFAS No. 95 (ASC 230-10-45-27), which was amended by SFAS No. 104 and SFAS No. 149 (ASC 815). Specifically, “if the derivative instrument includes an other-than-insignificant financing element at inception, all cash inflows and outflows of the derivative instrument shall be considered cash flows from financing activities of the borrower.”

However, we believe that the initial cash outflows that were required when we entered into certain derivative contracts are analogous to an investor rather than a borrower as we pay cash upfront rather than receive cash. Therefore, we reported the cash flows associated with such derivatives in the “Foreign currency

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

derivatives” total in the investing section of our condensed consolidated cash flow statement. Based on the amended guidance in SFAS No. 95 we believe we appropriately classified the cash flows relating to derivative instruments (in which we would be viewed as an investor) containing a financing element as investing cash flows in our statement of consolidated cash flows.

Staff Comment:

Notes to Condensed Consolidated Financial Statements, page 7

18. Subsequent Event, page 28

Convertible Note Hedge and Warrant Transactions, page 28

13.	Please provide us with further details on the nature of both the convertible note hedge and the warrant transactions. Your response should include how you accounted for each of these transactions at issuance, including how such transactions were recorded within your financial statements and the authoritative guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our convertible note hedge and warrant transactions, and our interpretation of the accounting and reporting guidance applicable to this area. As the convertible note hedge and warrant transactions closed on July 2, 2009, we will consider the following accounting guidance in our financial information to be filed for the second quarter ended September 30, 2009. We will first refer to SFAS No. 133 (ASC 815) to determine whether the convertible note hedge and warrant transactions would be accounted for as derivative instruments. Specifically, we will refer to paragraph 11a of SFAS No. 133 to determine whether the contracts are both (1) indexed to our own stock and (2) classified in stockholders’ equity in our consolidated balance sheets. In performing this analysis we will refer to EITF 07-5 (ASC 815) to address the determination of whether an instrument is indexed to our own stock. We will also refer to EITF 00-19 (ASC 815) and EITF 05-2 (ASC 815) for determining whether an instrument is classified in stockholders’ equity. As a result of these analyses, we believe the convertible note hedge and warrant transactions should be classified as an equity instrument and not accounted for as a derivative instrument. Therefore, we believe it will be appropriate to account for the convertible note hedge and warrant transactions as equity instruments and not derivative instruments, which will be reported in our Form 10-Q for the period ended September 30, 2009.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

October 6, 2009

*    *    *

In response to the request included in the Staff’s letter dated September 23, 2009, the Company states the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or Robert A. Sheets, our Executive Vice President—Chief Financial Officer, if you would like to discuss any of these matters further.

Very truly yours,

/s/ Robert E. Harrison
Robert E. Harrison
President and Chief Executive Officer

cc:	Robert A. Sheets